FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENDESA, Sociedad Anónima
(ENDESA)

REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. ON THE PUBLIC TENDER OFFER MADE JOINTLY BY ACCIONA, S.A. AND ENEL ENERGY EUROPE S.r.L.

At its meeting on August 3, 2007, the Board of Directors of ENDESA, S.A. (“Endesa” or the “Company”), unanimously approved for purposes of the provisions of Article 20 of Royal Decree 1197/1991, of July 26, on the regime for public tender offers, the following report on the Public Tender Offer (the “Offer”) made jointly by Acciona, S.A. and Enel Energy Europe S.r.L. (“Acciona” and “Enel,” and together the “Offerors”) for a price of 40.16 euros per share, payable entirely in cash.  This report, in addition to describing the principal features of the Offer, includes the Board’s position on the Offer, as well as certain additional related information.

1.	PRINCIPAL FEATURES OF THE OFFER

According to the Prospectus relating to the Offer authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV), the principal features of the Offer are as follows:

1.1.           Offerors

The Offerors are Acciona, S.A. and the Italian company Enel Energy Europe S.r.L., a wholly owned subsidiary of the Italian company Enel S.p.A.  Although the Offer is made jointly by both Offerors, it is expected that Acciona will acquire the first 42,079,382 shares tendered into the Offer, representing approximately 3.974% of Endesa’s share capital, and that Enel will acquire the remainder of the shares tendered into the Offer.

1.2.           Nature of the Offer

The Offer by Acciona and Enel, which was made on April 11, 2007, was authorized by the CNMV on July 25, 2007.  The Offer was announced after the tender offer by E.ON Zwölfte Verwaltungs Gmbh (“E.ON”) lapsed due to its failure to attract the minimum number of shares upon which such offer was conditioned.  Therefore, the Offer by Acciona and Enel is the only currently effective tender offer for the Company’s shares.

1.3.           Securities Covered by the Offer

The Offer covers 100% of Endesa’s share capital, excluding shares held by the Offerors, Finanzas Dos, S.A. (a wholly-owned subsidiary of Acciona) and Enel S.p.A.  The Offer therefore effectively covers 487,116,120 shares, representing 46.01% of Endesa’s share capital.

1.4.           Consideration

As consideration for each Endesa share, Acciona and Enel are offering an all-cash price of 40.16 euros.

1.5.           Acceptance Period

On July 30, 2007, the CNMV publicly announced that the acceptance period for the Offer would end on October 1, 2007.

Nonetheless, current law permits the CNMW to extend this period to permit Endesa’s shareholders to vote on the proposed amendments to Endesa’s by-laws on which the Offer is conditioned.  (See Sections 1.6 and 7 below.)

1.6.           Conditions of the Offer

The effectiveness of Acciona and Enel’s Offer is conditioned upon the acquisition of a minimum of 529,376,059 shares of Endesa, representing more than 50% of Endesa’s share capital.  Because Acciona and Enel already hold stakes that represent 46.01% of Endesa’s capital stock, this condition would be satisfied by a level of acceptances of approximately 3.991%.

In addition, the Offer is conditioned upon Endesa’s shareholders approving certain amendments to Endesa’s by-laws and the registration of such amendments with the Commercial Registry of Madrid.  Specifically, the Offer is conditioned upon the removal of all limitations regarding the maximum number of votes that Endesa’s shareholders may exercise (Article 32 of the by-laws); the removal of any requirements related to director classifications and majority composition of the Board of Directors, including the removal of limitations on the number of terms for which certain types of directors may be elected (Articles 37 and 38 of the by-laws) and the removal of any requirements concerning the qualifications of the members of the Board of Directors or of the chief executive officer, except for those qualifications required by law (Article 42 of the by-laws).  Each of these conditions is described more fully in the Prospectus.

1.7.           Offeror Agreements with Respect to Endesa

Given the special circumstances inherent in a tender offer in which various offerors have participated, as is the case with the Offer, shareholders are advised to read the Prospectus approved by the CNMV on July 25, 2007, as it contains information important to evaluation of the Offer.  The Prospectus is available without cost from Endesa’s website (www.endesa.es), on the CNMV’s website (www.cnmv.es), at Endesa’s principal executive offices in Madrid (Spain) and at the principal executive offices of the Offerors.

It should be noted that the Offerors entered into an agreement on March 26, 2007 for the shared management of Endesa.  The full text of that agreement was reported to the CNMV as a material fact on the day it was executed and can be obtained on the CNMV website (www.cnmv.es).

In addition, on April 2, 2007 the Offerors and E.ON entered into an agreement pursuant to which certain assets of Endesa would be sold to E.ON.  The full text of that agreement was reported to the CNMV as a material fact on the day it was executed and can be obtained on the CNMV website (www.cnmv.es).

2.	BOARD OF DIRECTORS’ OPINION OF THE OFFER

The Board of Directors resolved unanimously that it views the economic terms of the Offer favorably, having determined that such terms are fair, from a financial point of view, to Endesa’s shareholders.

In reaching this conclusion, the Board of Directors took into account the fairness opinions issued by Endesa’s financial advisors ― BNP Paribas, S.A., Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, J.P. Morgan Plc, Lehman Brothers Europe Limited and Merrill Lynch Capital Markets España, S.A. ― all of which conclude that the consideration offered by Acciona and Enel is fair, from a financial point of view, to the shareholders of Endesa to whom the Offer is open. In reaching the conclusions stated in their respective fairness opinions, Endesa's financial advisors employed customary valuation methodologies and other criteria, such as analyses of listed companies in the electricity sector, analyses of other similar transactions, discounted cash-flow analyses and analyses of Endesa's historical share price and its evolution in relation to other indices and references.

The Board of Directors also considered that the Offer is being made following a long process of prior, uncompleted offers, which began with the offer announced by Gas Natural SDG, S.A (“Gas Natural”). on Sfeptember 5, 2005 and included a subsequent, competing offer by E.ON.  Throughout this process, the Board of Directors and Endesa’s management have sought to maximize the value offered to Endesa’s shareholders.  In this regard, the Board noted that the Offer Price significantly exceeds both the closing price of Endesa’s shares (18.56 euros per share) on September 2, 2005, the last trading day prior to the announcement of Gas Natural’s offer, and the implied value of Gas Natural’s offer (21.30 euros per share) on the day of announcement.  The Board of Directors also took into account that the Offer Price exceeds the final, increased offer price announced by E.ON for its offer (40.00 euros per share), which was the highest price offered during the competitive offer process.

Finally, the Board of Directors took into account that the consideration offered by Acciona and Enel consists entirely of cash and that the Offer is open to all shareholders of Endesa.

3.	EXISTENCE OF AGREEMENTS BETWEEN THE COMPANY AND THE OFFEROR

No agreements between the Company and the Offerors exist in connection with the Offer, with the exception of the following:

On 15 June 2007, Endesa and each of the Offerors entered into confidentiality agreements as legal precautions to protect the exchange of information necessary to facilitate the Offer.

Endesa has initiated negotiations with representatives of its workers’ unions with a view to renewing their agreement of April 27, 1999 guaranteeing workers’ rights while recognizing Endesa’s right to make changes to its corporate structure. This agreement is scheduled to expire on December 31, 2007. Endesa sought and obtained the Offerors’ acceptance of such renewal.

4.	AGREEMENTS BY AND BETWEEN THE OFFEROR AND MEMBERS OF ENDESA’S BOARD OF DIRECTORS

No agreements between the Offerors and Endesa’s Board of Directors in connection with the Offer exist.

5.	INDIVIDUAL OPINIONS OF THE MEMBERS OF ENDESA’S BOARD OF DIRECTORS

None of the members of Endesa’s Board of Directors has expressed an individual opinion on the Offer apart from the Board’s collective opinion, which is set forth in Section 2 above.

6.	INTENTION OF MEMBERS OF ENDESA’S BOARD OF DIRECTORS WHO HOLD ENDESA SHARES TO ACCEPT THE OFFER

The members of the Board of Directors who, directly or indirectly, own Endesa shares indicated that they have not yet made a decision as to whether to tender their shares pursuant to the Offer.  Each such member of the Board of Directors has undertaken to announce his decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to tender the Endesa shares owned by it pursuant to the Offer.  Caja de Ahorros y Monte de Piedad de Madrid has undertaken to announce its decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

The following table indicates the number of Endesa shares held, directly or indirectly, by each member of the Board of Directors, as well as the direct or indirect percentage stake represented:

Members of the Board of Directors	Number of shares	Direct and indirect stake (%)
Mr. Manuel Pizarro Moreno	100,004	0.00944
Mr. Rafael Miranda Robredo	7,585	0.00071
Mr. Migue Blesa de la Parra	600	0.00005
Mr. Fernando d´Ornellas Silva	96	0.0000
Mr. Francisco de Borja Prado Eulate	------	-----
Mr. Juan Ramón Quintas Seoane	1,525	0.00014
Mr. Francisco Javier Ramos Gascón	9,771	0.00092
Mr. Alberto Recarte García-Andrade	21,350	0.00201
Mr. Juan Rosell Lastortras	10,005	0.00094
Mr. José Serna Masiá	17,496	0.00165
TOTAL	..........	.............

7.	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

With a view to allowing Endesa’s shareholders to vote on the amendments to Endesa’s by-laws required to be adopted as a condition to the Offer, and, therefore, on the viability of the Offer, the Board of Directors unanimously resolved to convene an extraordinary general meeting of shareholders to be held at first call on September 25, 2007.  In addition, the Board of Directors resolved to state its position in favor of these amendments and recommend that shareholders participate in the meeting and vote in favor of the amendments.

The members of the Board of Directors who own Endesa shares expressed their intention to vote at the extraordinary general meeting of shareholders in favor of these amendments to Endesa’s by-laws.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to vote in favor of or against, or abstain from voting in relation to, such amendments.  Caja Madrid has undertaken to announce its decision in this regard promptly upon making such decision.

Madrid, August 3, 2007

Salvador Montejo Velilla
Secretary of the Company and of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 6, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations